SMIC CEO Dr. Tzu-Yin Chiu Delivers Keynote at SEMICON China 2012

SHANGHAI, March 20, 2012 /PRNewswire-Asia/ — Dr. Tzu-Yin Chiu, CEO and Executive Director of Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today presented the opening keynote at SEMICON China 2012, a leading annual semiconductor conference organized by Semiconductor Equipment and Materials International (SEMI) and the China Electronic Chamber of Commerce (CECC).

Dr. Tzu-Yin Chiu’s keynote address, entitled “The Opportunities for China IC Industries,” analyzed China’s rapidly-growing semiconductor industry, highlighted key growth segments and companies with successful differentiated product offerings, and presented emerging opportunities in the dynamic local market.

Dr. Chiu commented: “I am honored to give the opening keynote at SEMICON China, China’s leading annual semiconductor conference. SMIC’s experience and insight into the Chinese semiconductor industry help us plot a clear path forward, as the industry capitalizes on emerging technologies and rapid innovation. We look forward to sharing the benefits with our customers and partners.”

In addition, SMIC’s Vice President of Technology Development Dr. Shiuh-Wuu Lee will give a presentation on SMIC’s 2.5/3D IC research on March 21st, while SMIC’s Vice President of North Operations Dr. Haijun Zhao will present on SMIC’s technology and service platforms in a new era of smart products on March 22nd. Visitors can find SMIC at booth 2101 in Hall E2 of the Shanghai New International Expo Center for the duration of SEMICON China 2012, from Tuesday, March 20th through Thursday, March 22nd. This marks the ninth consecutive year that SMIC has participated in SEMICON China.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com/

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com